UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cephalon, Inc.

File No. 0-19119 - CF#25063

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Cephalon, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 14, 2010.

Based on representations by Cephalon, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1   through April 14, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd K. Schiffman
Assistant Director